UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington. DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURTIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934

                     FAR EAST VENTURES, INC.
      (Exact name of Small Business Issuer in its charter)

Nevada                                            88-0378451
(State of organization) (I.R.S. Employer Identification No.)

1700 E. Desert Inn Rd., Suite 102, Las Vegas, NV 89109
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 735-5960

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share

ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

Far East Ventures, Inc. (the "Company") is a Nevada corporation formed on November 23, 1993. Its principal place of business is located at 1700 E. Desert Inn Rd., Suite 102, Las Vegas, NV 89109. The Company has no operating history other than organizational matters. The Company was unable to secure financing for its initial venture, and that business plan was discontinued.

The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has not selected any company for acquisition or merger and does not intend to limit potential acquisition candidates to any particular field or industry, but does retain the right to limit acquisition or merger candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

                   Plan of Operation - General

The   Company's  plan  is  to  seek,  investigate  and,  if  such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or promoter of the Company has had any material discussions with any other company with respect to any acquisition for that company. The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in business venture of virtually any kind or nature. The discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Company's potential success is heavily dependent on the Company's management, which will have virtually unlimited discretion in searching for and entering into a business opportunity. None of the officers and directors of the Company has had any experience in the proposed business of the Company.

Management anticipates that it will only participate in one potential business venture. This lack of diversification should be considered a substantial risk in investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with a firm which only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

As part of any transaction, the acquired company may require that Management or other stockholders of the Company sell all or a portion of their shares to the acquired company, or to the principals of the acquired company. It is anticipated that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock. The Company's funds are not expected to be used for any stock purchase from insiders. The Company's shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than the market value, the potential of a stock sale by management will be a material factor in their decision to enter a specific transaction.

The above description of potential sales of management stock is not based upon any corporate bylaw, shareholder or board resolution, or contract or agreement. No other payments of cash or property are excepted to be received by Management in connection with any acquisition.

The Company has not formulated any policy regarding the use of consultants or outside advisors, but does not anticipate that it will use the service of such persons.

The Company has insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

                    Sources of Opportunities

The Company anticipates that business for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time (not more than one hour per week) to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full-time investigating and closing any acquisition for a period of two weeks. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

In addition, the officers and directors may have interests in other public companies with similar corporate goals, or in other private companies seeking to combine with a public company such as this Company. The officers and directors intend to conduct their search and evaluate candidates on an arms' length basis, and will disclose any interest they may have in a potential target. With respect to interests they have in other companies that may have competing goals with this Company, the officers and directors feel that there are a sufficient number of attractive targets to enable them to satisfy the goals of this and those other companies without favoring either company. There is, of course, a risk that one of the targets may end up becoming more successful than the target that combines into this Company, or that the target that combines with this Company does not achieve success. That is the type of risk, however, that an investor can reduce by diversification of his or her investment.

                   Evaluation of Opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research,
development  or  exploration;  specific  risk  factors  not   now
foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the
Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be able to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

The Company will not restrict its search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

                  Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders. It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicated, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of
the   Company's   limited  financial  resources  and   management
expertise.

The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

The Company will not have sufficient funds to undertake any significant development, marketing and manufacturing of any products which may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity the cost therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

Management believes that the Company may be able to benefit from the use of "leverage" in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business opportunity, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

                           Competition

The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be a significant competitive disadvantage vis-a-vis the Company's competitors.

                     Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

The Company intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

                            Employees

The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management").

ITEM 2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR   PLAN   OF
          OPERATION

See "DESCRIPTION OF BUSINESS" above.

ITEM 3.   PROPERTIES.

The Company has the use of a limited amount of office space from one of the directors at no cost. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses. There is no rental agreement or cost for these services.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.
The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons holding beneficially more than 5% of the Company's capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. In this case, the only holders of more than 5% of the Company's common stock are the directors and executive officers, so only one table is shown.

  Title of     Name/Address of    Shares Beneficially      Percent of
   Class            Owner                Owned               Class
   Common     Lizabeth Diller    600,000                 13.95%
              9808 Piper Glen
              Las Vegas, NV
              89134
   Common     Randy McDowell     200,000                 4.65%
              100 N. Wallace St.
              #232
              Henderson, NV
              89017
   Common     Michael L. Eaton   900,000                 20.93%
              4900 E. Tropicana
              Ave.
              Las Vegas, NV
              89121
   Common     Andrew W. Berney   500,000                 11.63%
              4056 Elkridge Dr.
              Las Vegas, NV
              89121

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:



Name/Address            Age Position

Lizabeth Diller         36  President / Director
9808 Piper Glen
Las Vegas, NV 89134

Michael L. Eaton        61  Secretary   /  Treasurer   / Director
4900 E. Tropicana Ave.
Las Vegas, NV 89121

Andrew W. Berney        40  Director

4056 Elkridge Dr.
Las Vegas, NV 89121

Randy McDowell          42  Director
100 N. Wallace
St. #232
Henderson, NV 89017


Lizabeth Diller     President/Director

Ms. Diller has been a Director and Officer of the corporation since April 1994. Since February 1994, she has been the Executive Casino Slot Host at Caesar's Palace in Las Vegas, NV. Ms. Diller's responsibilities here include developing a clientele through marketing and customer service, which includes arrangements for accommodations, entertainment, and dining, granting complimentaries based on play, and entertaining VIP players at special events and parties.

From October of 1992 to February 1994, she served as Assistant Store Manager for Escada Retail Inc., in Las Vegas, Nevada. Responsibilities included supervision development and sales support for staff. Handling customers special requests and direct communication with buyers and vendors regarding merchandise needs. In July of 1990 to July 1992 Ms. Diller was Store Manager for Victoria's Secret in Brea, California. Her responsibilities included supervision and training of a staff of 18 including 2 Assistant Managers. Developing and motivating staff to high levels of sales performance and customer service standards. She was also responsible for maintaining high standards in merchandise presentation to maximize store volume at all times.

From August 1986 to February 1990 she served as a Store Manager for Ann Taylor in Torrance, California. Here the responsibilities included overseeing and managing a profitable store. Supervision, training, and team building for 25 associates. Development of two Assistant Managers in the areas of sales, expertise, personnel, merchandising and store operations. Maintain high standards in merchandise presentation with the ability to analyze merchandise needs then communicating needs to supervisors and buyers. Starting in April 1980 and ending in July 1986, Ms. Diller served as an Assistant Manager for Women's Sportswear at The Bon Marche' in Eugene, Oregon. Responsibilities here included customer special requests, inventory and loss control, major sale set-up and break-down. Frequent buyer communication and striving to maintain an excellent rapport with fellow associates.

Michael L. Eaton    Secretary/Treasurer/Director

Michael L. Eaton has been a Director and Officer of the corporation since April of 1994. Since November 1994 to Present Mr. Eaton has been in the employ of Columbine Ventures Las Vegas, Nevada as the President of said company. His responsibilities were as an overseer for the taverns of the corporation.

Since February 1994 Mr. Eaton has been with Jet West Airlines of Las Vegas, Nevada. Here Mr. Eaton developed Maintenance Manuals and an Inspection program for the Airline. He also developed financial forecasts, aircraft and equipment procurement programs and the DOT document.

From  August  1993  to  January 1994 Mr. Eaton  worked  at  Grand
Airways,  Las Vegas, Nevada, as the Director of Quality  Control.
Here Mr. Eaton developed the Maintenance, inspection and store programs for the FAR 121 airline.

From December 1992 to July 1993, Mr. Eaton was in the Employ of Family Airlines, Las Vegas, Nevada as the Director of Quality Control. Here Mr. Eaton developed maintenance manuals for the company as well as establishing all inspection procedures and record keeping standards for the airline.

From  August 1992 to December 1992 Mr. Eaton was working for  the
Imperial  Palace in Las Vegas, Nevada as the Company  Maintenance
Representative. At the Imperial Palace Mr. Eaton worked with  two
727-100 aircraft while in C&D checks.

From May 1990 to December 1991 Mr. Eaton worked for Aerotest, Inc., of Mojave, California as the Supervisor of the Overhaul and Modification Department. Here Mr. Eaton supervised overhaul, repair and modifications of various types of customer aircraft.

From February 1989 to February 1990 Mr. Eaton worked for Private Jet Expeditions of Wichita, Kansas as Chief Inspector. Here Mr. Eaton performed normal duties of Chief Inspector for Boeing 727 Aircraft. He was also the Company representative at Page Avjet during heavy check and modification.

From November 1987 to November 1988, Mr. Eaton worked for Neptune Aircraft Services of Las Vegas, Nevada as the Director of Maintenance. Here Mr. Eaton authored the company's Policy and Procedures Manuals. He established and maintained both the Insurance and Maintenance Departments.

From January 1984 to November 1987, Mr. Eaton worked for Sunworld Airlines of Las Vegas, Nevada as the Manager of Maintenance. During his employment here Mr. Eaton was responsible for the operation of seven DC-9 and five Boeing 737-300 aircraft. He managed 45 employees, including stores and line maintenance.

From June 1969 to August 1983, Mr. Eaton was the Supervisor and Lead Mechanic for Continental Airlines in Denver, Colorado. Here Mr. Eaton worked in a full range of experience in line and terminal maintenance, inspection, heavy checks, engine overhaul (jet and turbo-prop), aircraft, avionics troubleshooting, and autoshop.

Randy J. McDowell   Director

Randy J. McDowell has been a Director since April 1994. Since August 1, 1996 he has served as a Senior Loan Officer for United Mortgage Guarantee, Las Vegas, Nevada. His abilities include exceptional mathematical skills, management, and exceptional organizational skills. As a manager he has been responsible for over 30 million dollars in loans outstanding, various training and solicitation programs, office budget control, hiring and training office personnel, and forecasting monthly and yearly office growth. From November 1994 to July 31, 1996, he served as a Senior Loan Officer for United Lending Group, Las Vegas, Nevada.

From  March 1993 to November 1994, he served as Senior  Assistant
Manager for The Money Store, Las Vegas, Nevada.

From  September 1992 to March 1993, he was Senior  Collector  for
Quality Home Foods, Las Vegas, Nevada.

From  January  1989 to September 1992, he owned Film Productions,
Palm Springs, CA.

From  November 1986 to January 1989, he was a Credit  Collections
Manager for Riverside Thrift and Loan, Las Vegas, Nevada.

From  November  1982  to  November 1986 he  was  Manager  of  the
Associates Finance, Palm Springs, CA.

From  June  1979  to  November 1982 he was the  Executive  Branch
Manager for Transamerica Financial Services, Palm Springs, CA.

From June 1974 to June 1979, he served as a Sergeant/E-5 in the 5th Special Forces in the United States Army, Rad tolz, Germany.

He is a graduate of the University of Michigan, Ann Arbor, MI in 1979. While there, he was a Business analysis major and received a Business Science Degree.

He also graduated from Cass Technical High School, Detroit, MI with honors in 1974.

In addition to these educational achievements, he has also attended many company sponsored courses on training ,sales, and management.

Andrew W. Berney    Director

Mr. Berney has been a Director of the Issuer since September 27, 1997.

Since February 1996, he has been a Wholesale Account Manager  for
United Mortgage Guarantee, Las Vegas, Nevada.

Since January 1996, he has also served as President of M.M.  Cork
Enterprises, Inc., a publicly traded company.

Since January 1996, Mr. Berney has served as Secretary/Director of Torrey Pines Nevada, Inc., Las Vegas, Nevada a publicly traded company.

From June 21, 1991 to present, he has been a Director and Officer of LPI Holdings, Inc.

From December 5, 1992 to present, he has been a Director and Officer of Winecup Lands & Cattle Company, Inc.

From October 21, 1993 to present, he has been a Director and Officer of Corporate Tours & Travel, Inc.

From July 1995 to September 1995, he was a Mortgage Loan Officer with United Lending Group, Las Vegas, Nevada.

From  December  1994  to  June 1995, he  was  Branch  Manager  of
Equicredit Corporation, Las Vegas, Nevada., a company engaged in the wholesale mortgage real estate loan business.

From July 1993 to November 1994, Mr. Berney was District Manager for Ford Consumer Finance Company, Inc., Las Vegas, Nevada.

In  October 1992 he joined The Moneystore, Las Vegas,  Nevada  as
Branch Manager and resigned in July 1996.

From February 1992 to October 1992, he was a Loan Officer in the direct sales department of Ford Consumer Finance Company, Inc.,
Laguna Hills, CA.

From  March  1988  to  December 1991, he was a  Senior  Executive
Branch  Manager for Transamerica Financial Services, Inc.,  Santa
Ana, CA.

From  December  1982  to June 1985, he was  an  Assistant  Branch
Manager for Associates Financial Services of Arizona, Scottsdale,
AZ.

ITEM 6.   EXECUTIVE COMPENSATION

No compensation of directors or executive officers is paid or anticipated to be paid by the Company until an acquisition is completed. On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business acquired, particularly if the Company participates in the target company by effecting a reorganization, merger, or consolidation. If any member of current management remains after effecting an acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business. That time commitment cannot be predicted prior to the acquisition. Compensation of management will be determined by the board of directors in place after the acquisition, and shareholders of the Company will not have the opportunity to vote on or approve such compensation.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no relationships or transactions to be reported.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET  PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS.

The Company's common stock is traded on the over-the-counter market in the United States under the symbol FEVI. There has been no trading the Company's stock, therefore, high and low bid quotations are not available.

There are 40 record owners of the Company's stock. The Company has never paid a cash dividend and has no present intention of doing so in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 11.  DESCRIPTION OF SECURITIES.

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 4,300,000 shares are outstanding as of November, 1997. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Of the shares that are currently outstanding, 2,200,000 are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least two years, or who is an Affiliate of the Company, to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock (approximately 43,000 as of the date of this statement) or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

                        LIST OF EXHIBITS

A. INDEPENDENT AUDITORS' REPORT

B. ASSETS

C. LIABILITIES AND STOCKHOLDERS' EQUITY

D. STATEMENT OF OPERATIONS

E. STATEMENT OF STOCKHOLDERS' EQUITY

F. STATEMENT OF CASH FLOWS

G. NOTES TO FINANCIAL STATEMENTS

                  INDEPENDENT AUDITOR'S REPORT

Board of Directors                             September 8, 1998
Far East Ventures, Inc.
Las Vegas, Nevada

I have audited the accompanying Balance Sheets of Far East Ventures, Inc., (A Development Stage Company), as of June 30, 1998, December 31, 1997 and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for period January 1, 1998 to June 30, 1998, and the two years ended December 31, 1997 and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Far East Ventures, Inc., (A Development Stage Company), as of June 30, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the period January 1, 1998 to June 30, 1998 and the two years ended December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from outcome of this uncertainty.

     /S/ Barry L. Friedman

     Barry L. Friedman
     Certified Public Accountant
     Las Vegas, NV

                     FAR EAST VENTURES, INC.
                  (A Development Stage Company)

                          BALANCE SHEET

                             ASSETS



                      June 30,     December 31,     December 31,
                      1998         1997             1996
CURRENT ASSETS:       $0           $0               $0
TOTAL CURRENT ASSETS  $0           $0               $0
OTHER ASSETS;         $16          $36              $75
Organization Costs
(Net)
TOTAL OTHER ASSETS    $16          $36              $75
TOTAL ASSETS          $16          $36              $75

See accompanying notes to financial statements & audit report

                     FAR EAST VENTURES, INC.
                  (A Development Stage Company)

                          BALANCE SHEET

              LIABILITIES AND STOCKHOLDERS' EQUITY



                                   June 30,     December    December 31,
                                   1998         31, 1997    1996
CURRENT LIABILITIES;
Officers Advances (Note #6)        $ 1,925      $ 1,250     $350
TOTAL CURRENT LIABILITIES          $ 1,925      $1,250      $350
STOCKHOLDERS' EQUITY; (Note 1)
Common stock, $.001 par value      $4,300       $4,300      $4,300
Authorized 50,000,000 shares
issued And outstanding at
December 31, 1996 - 4,300,000 shs
December 31, 1997 - 4,300,000 shs
June 30, 1998 - 4,300,000 shs
Additional paid in Capital         0            0           0
Accumulated loss                   -6,209       -5,514      -4,575
TOTAL STOCKHOLDERS' EQUITY         $-1,909      $-1,214     $-275
TOTAL LIABILITIES AND              $16          $36         $75
STOCKHOLDERS' EQUITY

                     FAR EAST VENTURES, INC.
                  (A Development Stage Company)

                     STATEMENT OF OPERATION



                      Jan. 1,     Year Ended    Year Ended   Nov. 23,
                      1998 to     Dec. 31,      Dec. 31,     1993
                      June 30,    1997          1996         (inception)
                      1998                                   to June 30,
                                                             1998
INCOME:
Revenue                $0          $0            $0           $0
EXPENSES:
General, Selling And   $675        $900          $350         $5,455
Administrative
Amortization           20          39            39           169
Total Expenses        $695        $939          $389         $5,624
Net Profit/Loss(-)    $-695       $-939         $-389        $-5,624
Net Profit/Loss (-)   $-.0002     $-.0002       -.0001       $-.0013
Per weighted Share
(Note1)
Weighted average      4,300,000   4,300,000     4,300,000    4,300,000
Number of common
Shares outstanding

See accompanying notes to financial statements & audit report

                     FAR EAST VENTURES, INC.
                  (A Development Stage Company)

          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                         Common      Stock      Additional  Accumulated
                         Shares      Amount     paid-in     Deficit
                                                Capital
Balance,                 4,300,000   $4,300     $0          $-4,186
 December 31, 1995
Net loss year ended                                         -389
 December 31, 1996
Balance,                 4,300,000   $4,300     $0          $-4,575
 December 31, 1996
Net loss year ended                                         $-939
 December 31, 1997
Balance,                 4,300,000   $4,300     $0          $-5,514
 December 31, 1997
Net Loss January 1,                                         -695
 1998 to
  June 30, 1998
Balance,                 4,300,000   $4,300     $0          $-6,209
 June 30, 1998

                     FAR EAST VENTURES, INC.
                  (A Development Stage Company)

                     STATEMENT OF CASH FLOWS



                           Jan. 1,     Year      Year      Nov. 23, 1993
                           1998 to     Ended     Ended     (inception)
                           June 30,    Dec. 31,  Dec.      to June 30,
                           1998        1997      31,       1998
                                                 1996
Cash Flows from Operating
Activities:
Net Loss                   $-695       $-939     $-389     $-5,624
Adjustment to reconcile
net loss to net cash
provided by operating
activities
Amortization               +20         +39       +39       +169
Changes in assets and
Liabilities:
Organization costs                                         $-195
Increase in current        $+675       +900      +350      $+1,350
Liabilities
Net cash used in                                           $-4,300
Operating activities
Cash flows from Investing  0           0         0         0
activities
Cash Flows from Financing
Activities:
Issuance of Common Stock   0           0         0         +4,300
Net increase (decrease)    $0          $0        $0        $0
In cash
Cash, Beginning of period  0           0         0         0
Cash end of period         $0          $0        $0        $0

                     FAR EAST VENTURES, INC.
                  (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

     June 30, 1998, December 31, 1997, and December 31, 1996

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

Th Company was organized November 23, 1993, under the laws of the
State  of  Nevada,  as  Far  East  Ventures,  Inc.   The  Company
currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On  November 23, 1993, the Company issued 4,300,000 shares of its
$0.001 par value common stock for $4,300.

NOTE 2- ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

     (a)  The Company uses the accrual method of accounting.

     (b) Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     (c) The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     (d) Organization costs of $ 195.00, is being amortized over a period of 60 month period commencing November 23, 1993, to November 22, 1998.

NOTE  3- GOING CONCERN

The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                     FAR EAST VENTURES, INC.
                  (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

June 30, 1998, December 31, 1997, and December 31, 1996

NOTE 4-WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 5-RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE  6- ADVANCES FROM OFFICERS

While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interests free.

EXHIBITS

          3.1 Articles of Incorporation

          3.2 By-Laws

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         FAR EAST VENTURES, INC.



                           By:
                              Lizabeth A. Diller, President